CAPSTONE DENTAL PUBCO, INC.

154 Middlesex Turnpike

Burlington, MA 01803

January 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Capstone Dental Pubco, Inc. (CIK No. 0001989397)

Registration Statement on Form S-4

File No. 333-274297

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Capstone Dental Pubco, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”), consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-274297), together with all exhibits thereto, initially filed with the Commission on September 1, 2023 and declared effective on November 13, 2023 (the “Registration Statement”).

The Registration Statement was initially filed with respect to the proposed issuance of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Shares”) in connection with the Business Combination Agreement, dated as of August 16, 2023 (the “Agreement”), by and among the Company, Keystone Dental Holdings, Inc., Capstone Merger Sub Corp., Check-Cap Ltd., and Capstone Merger Ltd. On December 24, 2023 the Agreement was terminated and consequently, the Company will not proceed with the proposed offering of Company Common Shares contemplated by the Registration Statement. Because the proposed offering will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

No Company Common Shares have been or will be sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter and requests that a written order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably practicable.

U.S. Securities and Exchange Commission

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Mark E. Rosenstein of Stevens & Lee PC at (610) 205-6050 or by email at mrosenstein@stevenslee.com.

Very truly yours,

Capstone Dental Pubco, Inc.

/s/ Amnon Tamir
Amnon Tamir
Chief Financial Officer